
"Public"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-42223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___ χ
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   40 West 57th Street - 19th Floor

(No. and Street)

New York   NY   10019
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Roger Cotta   (212) 698-0851
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg LLP
                            (Name – if individual, state last, first, middle name)

1430 Broadway, Suite 1105A   New York   NY   10018
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Roger Cotta_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Tocqueville Securities L.P.___

_____ , as of _____December 31_____ , 20__09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

Signature

**Chief Operating Officer
of the General Partner**

Title

Elizabeth P. Bosco
Notary Public

ELIZABETH F. BOSCO
NOTARY PUBLIC, State of New York
No. 01BO6020808 Qualified in Nassau County
Certificate Filed in New York County
Commission Expires March 8, 20 ⟨1⟩

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP

Certified Public Accountants

1430 Broadway
Suite 1105A
New York, NY 10018

Independent Auditors' Report

To the General and Limited Partner of
Tocqueville Securities L.P.
(Formerly Lepercq, de Neuflize/Tocqueville Securities L.P.)

We have audited the accompanying statements of financial condition of Tocqueville Securities L.P. (formerly Lepercq, de Neuflize/Tocqueville Securities L.P.) (a limited partnership) as of December 31, 2009, 2008 and 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Tocqueville Securities L.P. (formerly Lepercq, de Neuflize/Tocqueville Securities L.P.) as of December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg LLP

New York, NY
February 19, 2010

TOCQUEVILLE SECURITIES L.P.
(FORMERLY LEPERCQ, DE NEUFLIZE/TOCQUEVILLE SECURITIES L.P.)
(a limited partnership)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,		
	2009	2008	2007
Cash and Cash Equivalents	$ 1,547,828	$ 2,224,235	$ 1,260,260
Commissions Receivable	317,018	528,180	639,364
Due from Limited Partner	-	-	237,660
Prepaid Expenses	60,982	53,718	14,574
Investments	-	25,000	120,002
Clearing Deposit	100,000	100,000	57,826
TOTAL ASSETS	$ 2,025,828	$ 2,931,133	$ 2,329,686

LIABILITIES AND PARTNERS' CAPITAL

	2009	2008	2007
LIABILITIES:			
Accounts Payable and Accrued Expenses	$ 47,136	$ 47,000	$ 40,000
Due to Limited Partner	600,070	373,482	-
Due to Withdrawn Partner	-	-	13,271
Taxes Payable	16,084	41,624	53,052
Other	-	-	3,662
TOTAL LIABILITIES	$ 663,290	$ 462,106	$ 109,985
PARTNERS' CAPITAL:			
General Partner	$ 14,126	$ 25,191	$ 22,697
Limited Partner	1,348,412	2,443,836	2,197,004
TOTAL PARTNERS' CAPITAL	$ 1,362,538	$ 2,469,027	$ 2,219,701
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,025,828	$ 2,931,133	$ 2,329,686

See accompanying notes to financial statements.

1. Organization

   Tocqueville Securities L.P. (formerly Lepercq, de Neuflize/Tocqueville Securities L.P.) (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership changed its name to Tocqueville Securities L.P on February 15, 2008. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership (the "General Partner") is Tocqueville Management Corp., (formerly Francois Sicart & Associates, Inc.). The limited partner of the Partnership is Tocqueville Asset Management L.P.

   In connection with a series of transactions and amended and restated agreements, the Partnership admitted LN Securities Inc. as a limited partner with a 33 1/3% ownership interest, in exchange for brokerage accounts and a 30% ownership interest in Lepercq de Neuflize Asset Management LLC (a Delaware limited liability company) contributed by LN Securities Inc.

   The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership will have all power and authority necessary or appropriate for the conduct of such business.

   For the year ended December 31, 2007, profits and losses were computed separately with respect to items specially allocated among the Partners. LN Securities Inc.'s allocation of profit was 40% of gross commission revenues earned from the Lepercq clients, less related clearing charges. All remaining profits and losses were allocated 1% to Tocqueville Management Corp. and 99% to Tocqueville Asset Management L.P. Distributions shall be made to the Partners in accordance with the manner in which profits and losses have been allocated.

   Effective December 31, 2007, LN Securities Inc.'s partnership interest was redeemed by the Partnership. Following this redemption, Tocqueville Management Corp. owns a 1% interest in the Partnership and Tocqueville Asset Management L.P. owns a 99% interest in the Partnership. Profits and losses will be allocated 1% to Tocqueville Management Corp. and 99% to Tocqueville Asset Management L.P.

2. Significant Accounting Policies

Financial Statement Presentation

For comparative purposes, certain account balances have been reclassified on the financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

At December 31, 2009 and 2008, cash and cash equivalents included demand deposits and a Dreyfus Investment Fund. At December 31, 2007, cash and cash equivalents included demand deposits and Tamarack Investment Funds.

Concentration of Credit Risk

The Partnership maintains its cash deposit account at a commercial bank and its money market account in a Dreyfus Investment Fund. The commercial bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, the cash deposit account balance may exceed the federally insured limits. An investment in a money market fund is not insured or guaranteed by any government agency. At December 31, 2009, $1,477,674 of the cash and cash equivalent balance invested in a money fund was uninsured. The Partnership has not experienced any losses on its accounts. Management believes that the Partnership will not be exposed to any significant credit risk on the accounts.

Income Taxes

The Partnership had no material differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that would have resulted in temporary differences as defined in the FASB Statement of Financial Accounting Standards 109, Accounting for Income Taxes. Furthermore, the Partnership had no net operating loss carryforward or carryback. Accordingly, the Partnership did not recognize a deferred tax asset or liability.

Commissions and Related Clearing Expenses

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. Net Capital Requirements

The Partnership, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such Rule prohibits the Partnership from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

The Partnership maintained the required minimum net capital at December 31, 2009, 2008 and 2007. Its ratio of aggregate indebtedness to net capital did not exceed the defined threshold.

4. Income Taxes

The Internal Revenue Code of 1986, as amended, provides that a partnership is not subject to Federal income tax. Each partner takes into account separately on their tax return their share of the income, gains, losses, deductions, or credits, whether or not any distribution is made to such partner. Accordingly, no provision has been made for Federal income tax. The provision for income taxes consists entirely of the New York City Unincorporated Business Tax.

5. Related Party Transactions

At December 31, 2009 and 2008, the Partnership owed Tocqueville Asset Management L.P. $600,070 and $373,482, respectively, for outstanding working capital advances.

At December 31, 2007, the Partnership had made working capital advances of $237,660 to its Limited Partner, Tocqueville Asset Management L.P.

As part of an agreement with the Partnership, its affiliates provide certain services as may be required by the Partnership to conduct its business. The cost of such services includes salaries, payroll taxes, 401(k) expense, rent and general administrative expenses and is allocated to the Partnership based on estimated usage and/or its estimated contribution to gross income.

At December 31, 2007, the Partnership owed LN Securities Inc. $3,662. The amounts represent mutual fund fees which the Partnership collected on behalf of LN Securities Inc.

At December 31, 2007, the Partnership owed LN Securities Inc. $13,271 for the redemption of its partnership interest.

In 2004, the Partnership had guaranteed a term promissory note with a bank for Tocqueville Asset Management L.P. The promissory note was satisfied during 2009.

6. Investments

On October 26, 1999, the Partnership purchased 45,000 restricted shares of TimeBills.com, Inc. Series B convertible, preferred stock for $45,000. In March 2000, TimeBills.com changed its name to OpenAir.com. During 2000, the Partnership purchased 15,152 restricted shares of the company's Series C convertible, preferred stock for $50,002. On August 19, 2008, the Partnership sold their position in OpenAir.com for $130,097. The sale resulted in a realized gain of $35,095. In October 2009, the Partnership received an additional distribution from the Company resulting in a $16,092 realized gain.

As part of the series of transactions discussed in Note 1, the Partnership received a non-cash capital contribution, in the form of a 30% ownership interest in Lepercq de Neuflize Asset Management LLC, and certain brokerage accounts, valued at $25,000. The LLC operating agreement allocates profit to the Partnership only upon the sale of LLC assets or upon the completion of a merger in which the LLC is not the surviving entity. For the years ended December 31, 2008 and 2007, the investment was carried at cost. On April 1, 2009, the Partnership sold its investment to Lepercq de Neuflize Asset Management LLC for $25,000. No gain was recognized.

7. Profit-Sharing Plan

Tocqueville Securities L.P. is a participating employer in the Tocqueville Asset Management L.P. Tax Deferred Savings Plan. The plan is a defined contribution plan that covers substantially all of the Partnership's employees. Contributions to the plan are based on a formula as stated in the plan agreement. For 2009, a participant may elect to defer 100% of compensation up to a maximum of $16,500 or $22,000 if at least age 50 by the end of 2009. The Partnership may contribute on behalf of each participant a matching contribution, up to 100% of each participant's elective deferral, but elective deferrals that exceed 5% of compensation will not be considered. The maximum matching contribution for 2009 is $12,250.

8. Clearing Broker

Effective June 2008, the Partnership entered into a fully disclosed clearing agreement with a new broker-dealer. The Partnership clears its customers' transactions through this broker-dealer on a fully disclosed basis.

9. Subsequent Events

Management has evaluated subsequent events through February 19, 2010, the date that the financial statements were available for issue.



Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP

Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker -- Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the General and Limited Partner of
Tocqueville Securities L.P.
(Formerly Lepercq, de Neuflize/Tocqueville Securities L.P.)

In planning and performing our audits of the financial statements of Tocqueville Securities L.P. (formerly Lepercq, de Neuflize/Tocqueville Securities L.P.) ("the Partnership") as of and for the years ended December 31, 2009, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partner, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pigg & Pigg LLP

New York, NY
February 19, 2010

TOCQUEVILLE SECURITIES L.P.
(FORMERLY LEPERCQ, DE NEUFLIZE/TOCQUEVILLE SECURITIES L.P.)
(a limited partnership)

Statements of Financial Condition

December 31, 2009, 2008 and 2007

(With Independent Auditors' Report T   ᴠn)

Pegg & Pegg LLP
New York, NY